Via EDGAR (Correspondence)

March 10, 2015

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC. 20549

Re:	Viacom Inc. Form 10-K for the Fiscal Year Ended September 30, 2014 Filed November 13, 2014 File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated February 25, 2015 concerning our Form 10-K for the fiscal year ended September 30, 2014. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

* * * * *

Form 10-K for the Fiscal Year Ended September 30, 2014

Net Neutrality, page 14

1.
Please expand your discussion to address whether proposed “net neutrality” rules relating to “an open Internet” could affect your Company’s ability to negotiate favorable carriage agreements with cable companies/ISPs. We note recent news reports of the Company restricting certain cable customers’ internet access to your media content while involved in contentious fee negotiations.

On February 26, 2015, the Federal Communications Commission voted to approve the issuance of new “net neutrality” rules. These proposed regulations will reclassify “broadband Internet access service” as a telecommunications (common carrier) service under Title II, and will also classify interconnection services as a telecommunications service. The new regulations will contain three bright-line rules that generally will prohibit broadband providers from blocking access to certain content; impairing lawful Internet traffic on the basis of content, applications, services or non-harmful devices; and favoring some lawful Internet traffic over other lawful traffic in exchange for consideration (so-called “fast lanes”). The new regulations will also include a general standard that broadband providers cannot harm consumers or “edge providers” (companies, like Viacom, who offer content to end users of the Internet).

While some commentators have suggested that net neutrality regulation should extend beyond obligations related to transportation of internet traffic to impose obligations on edge providers, none of the FCC’s proposals are expected to regulate edge providers in any way, and specifically, none would obligate an edge provider like Viacom to provide content to any particular party. We note that the FCC’s notice of proposed rulemaking stated that the FCC had tentatively concluded that its “net neutrality” rules would “not apply to … edge provider activities, such as the provision of content on the Internet.” Indeed, we do not believe the rules could compel us to provide our content to a third party without implicating the First Amendment and copyright law. In any event, Viacom does not believe that its ability to block access to its content for customers of multichannel video program distributors who have dropped Viacom’s programming services is material to its business.

We will, of course, review the text of the new rules once they are available, and make any necessary adjustments to our disclosure.

Advertising, page 34

2.
Per your 2014 fiscal fourth quarter earnings call, your CEO, Mr. Dauman, referred to non-Nielsen dependent domestic ad sales (i.e., “first party data driven advertising on your digital and mobile platform, sponsorships and Viacom Velocity, integrated marketing solutions, dynamic ad insertion and other high value advertising opportunities”), which accounted for 30% of your total advertising and are projected to increase to 50% of your total ad sales in the next three years. Please tell us, and if applicable, clarify your disclosure to address whether such non-Nielsen ad sales during the periods presented constituted new revenue streams which offset any decline in broadcast advertising revenue or whether they arose from audience deficiency that required you to deliver additional units.

The Company respectfully notes that non-Nielsen dependent ad sales represent existing revenue streams that are a component of our total advertising revenues, and were approximately 30% of our domestic ad revenues in each of the past two fiscal years.
The company sells advertising based on, among other things, Nielsen rated guarantees, guarantees based on data provided by other vendors, server logs for directly served advertising, marketing integrations, and other measures. The company also sells advertising on a per-spot non-guaranteed basis (for example direct response advertising) and frequently generates ad revenues for product integration, creative and other services. Frequently, a particular advertising sale will include a number of different components which may be priced based on different criteria and such sales may allow the company to provide impressions on a variety of different media.

The Company also respectfully notes that audience deficiency units (“ADUs”) that arise in relation to guarantees are typically delivered on the same measurement basis as the shortfall, so the satisfaction of Nielsen guarantees do not give rise to non-Nielsen advertising revenues.

The Company’s objective is to increase non-Nielsen dependent ad sales because Nielsen is unable to accurately measure viewership in demographics served by the Company, particularly in mobile and online. In addition, other measures may allow the Company to engage in transactions on a basis that is more appealing to advertisers, such as audience engagement, social media impact, and actual revenue generated by advertising. To the extent the Company’s initiatives to increase non-Nielsen dependent ad sales give rise to new advertising revenue streams that contribute materially to our ad sales in the future, the Company will include disclosure on the nature and impact of these new revenue streams.

Note 16. Income Taxes, page 78

3.
You disclose that the benefits in 2014 are principally related (in part) to “the reversal of deferred taxes on earnings deemed permanently reinvested.” Please tell us and disclose the change in circumstances that led you to conclude that they are now deemed permanently reinvested, since it appears that they previously were not.

In the fourth quarter of fiscal 2014, we acquired Channel 5 Broadcasting Limited (“Channel 5”), a UK television public service broadcaster, for £450mm. Prior to this acquisition, we had accrued US income taxes on our UK undistributed earnings as we did not have sufficient evidence to overcome the presumption that all undistributed earnings would be transferred to the US. The acquisition of Channel 5 and our planned expansion of operations in the UK support our assertion that undistributed earnings in the UK are now permanently reinvested.

* * * * *
In responding to the Staff’s comments, the Company acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller (Chief Accounting Officer)
Viacom Inc.

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
James Deponte, PricewaterhouseCoopers LLP